Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

PRESS RELEASE

X-RITE ANNOUNCES EXTENSION OF THE OFFER PERIOD TO PURCHASE AMAZYS SHARES

Grandville, Michigan, April 21, 2006 – X-Rite, Incorporated (Nasdaq: XRIT) announced that it is extending its tender offer to purchase all of the outstanding registered shares of Amazys Holding AG (“Amazys”) for the purchase price of approximately $280 million or CHF 77 per Amazys share plus 2.11 shares of X-Rite stock per Amazys share (“Offer”). The original offer period was set to expire on April 24, 2006. X-Rite has extended the Offer period so that it will expire on Tuesday, May 23, 2006. As of April 20, 2006, 82,500 shares have been tendered in the Offer.

The U.S. Securities and Exchange Commission has informed X-Rite that under U.S. securities laws, Amazys shareholders should not have been able to tender shares in the Offer prior to the effectiveness of the registration statement relating to the Offer filed with the SEC (“Registration Statement”). X-Rite instructs the shareholders of Amazys not to tender shares in the Offer at this time. Once the Registration Statement becomes effective with the Securities and Exchange Commission, the shareholders of Amazys will have additional time to tender their shares in the Offer and such additional Offer period will be announced upon the effectiveness of the Registration Statement.

X-Rite is also adding withdrawal rights to the Offer. All shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by your bank, broker or custodian and must specify the name of the person who tendered the Amazys shares to be withdrawn and the number of Amazys shares to be withdrawn. Amazys shareholders who have tendered their Amazys shares should contact Lombard Odier Darier Hertsch & Cie, the tender agent for the Offer, to withdraw their shares. Lombard Odier Darier Hertsch & Cie may be contacted at Sihlstrasse 20, P.O. Box, CH-8021 Zurich, Switzerland (telephone: +41 (0)44 214 16 84, fax: +41 (0)44 214 13 39, e-mail: cofi.zh.prospectus@lodh.com). Amazys shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, once we announce the effectiveness of the Registration Statement with the SEC, Amazys shares may be tendered again by following one of the procedures described in the prospectus relating to the Offer, which will be distributed to Amazys shareholders upon effectiveness of the Registration Statement with the U.S. Securities and

Exchange Commission and available upon request from Barbara Linderman at blinderman@xrite.com.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we, the exchange agent for the Offer nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

X-Rite is fully committed to the completion of the transaction as outlined in the tender offer and above.

The tender offer is supported by the Boards of Directors of both X-Rite and Amazys.

About X-Rite:

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical. X-Rite is global, with 20 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, including a preliminary prospectus in an S-4 Registration Statement, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. Final exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials are and will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, including the final prospectus, as well as any amendments or supplements to those documents, because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

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